SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2002

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:


PRESS RELEASE December 19, 2002

REPORT OF EXEMPT ISSUER BID

REPORT OF TAKEOVER BID

PRESS RELEASE

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

TORONTO, CANADA. Polyair Inter Pack Inc. (TSE and AMEX: PPK) announced today that the Toronto Stock Exchange has accepted a notice filed by the Company of its intention to make normal course issuer bids.

The notice provides that the Company may, during the 12-month period commencing December 20, 2002 and ending December 19, 2003, purchase on the Toronto Stock Exchange up to 305,165 common shares in total, or 5% of the outstanding common shares. The price that the Company will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by the Company. The Company intends to cancel the common shares purchased pursuant to the normal course issuer bid. As of December 10, 2002, there are 6,103,300 common shares of the Company outstanding.

During the twelve months ending December 19, 2002, the Corporation acquired 120,000 common shares of the Corporation at an average price of $8.25 per share, excluding commissions, pursuant to a normal course issuer bid through the facilities of the Toronto Stock Exchange.

The Company believes that the common shares have been trading in a price range that may not adequately reflect their value in relation to the Company's future business prospects. As a result, depending upon share price movements and other factors, the Company believes that its outstanding common shares may represent an attractive investment to the Company and a desirable use of a portion of its available funds .

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Division, manufactures protective packaging; through its Cantar Pool division the Company manufactures swimming pool accessory products are sold through a network of some 2,500 distributors across North America. Polyair operates ten manufacturing facilities, seven of which are based in the United States where the Company generated approximately 85% of its annual sales. The shares are traded on The American Stock Exchange and The Toronto Stock Exchange under the symbol "PPK".

For further information contact:
John Foglietta
Chief Financial Officer
jfoglietta@polyair.com
(416) 740-2687

REPORT OF EXEMPT ISSUER BID

                            SECURITIES ACT (ONTARIO)
                                    FORM 42
                                   ISSUER BID
                    (SUBSECTION 203.1(1) OF THE REGULATION)



1.   Name and address of the offeree issuer:

         Polyair Inter Pack Inc.
         258 Atwell Drive
         Toronto, Ontario
         M9W 5B2

2.   Name and address of the offeror:

         See Item 1 above.


3.   The designation of the class(es) os securities that are subject to the bid:

         Common shares (CUSIP No.: 731912)

4.   Date of bid:

          December 20, 2002 (the date of commencement of the normal course issuer bid)


5. Maximum number of securities sought by the offeror for each class of securities subject to the bid:

         305,165 Common shares

6. The value, in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid:

          The closing price of the Common Shares on The Toronto Stock Exchange on December 18, 2002 was $8.90

7. The number of common shares that are held by securityholders whose last address as shown on the books of the offeree issuer in Ontario is:

         3,251,961 Common shares

8. The fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule I:

         $800.00

The information given in this report is true and complete.

Dated at Toronto, Ontario this 1th day of December, 2002

                                                     POLYAIR INTER PACK INC.

                                                     Per: /S/HENRY SCHNURBACH
                                                     Henry Schnurbach
                                                     President and Chief
                                                     Executive Officer

REPORT OF TAKEOVER BID


                            SECURITIES ACT (ONTARIO)
                                    FORM 42
                            REPORT OF TAKE-OVER BID
                    (SUBSECTION 203.1(1) OF THE REGULATION)



1.   Name and address of the offeree issuer:

         Polyair Inter Pack Inc.
         258 Atwell Drive
         Toronto, Ontario
         M9W 5B2

2.   Name and address of the offeror:

         Consolidated Mercantile Incorporated
         106 Avenue Road
         Toronto, Ontario
         M5R 2H3

3.   The designation of the class(es) os securities that are subject to the bid:

         Common shares (CUSIP No.: 731912)

4.   Date of bid:

         November 13, 2002


5. Maximum number of securities sought by the offeror for each class of securities subject to the bid:

         50,000 Common shares

6. The value, in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid:

         $8.25

7. The number of common shares that are held by securityholders whose last address as shown on the books of the offeree issuer in Ontario is:

         3,371,761 Common shares

8. The fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule I:

         $800.00

The information given in this report is true and complete.

Dated at Toronto, Ontario this 18th day of November, 2002

                                                Consolidated Mercantile Inc.

                                                Per: /s/Stan Abramowitz
                                                Stan Abramowitz
                                                Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer